EXHIBIT 99.1

Equinor ASA: Revision to Mariner reserves

Equinor (OSE: EQNR, NYSE: EQNR) has revised its estimate of the total recoverable reserves in the Mariner field from an earlier assessment of approximately 275 mmbbl to about 180 mmbbl. The revision will result in an impairment in the region of USD 1.8 billion which will be reflected in IFRS net operating income for Equinor’s Exploration and Production International segment in Q4 2021 results, to be reported on 9 February 2022.

The Mariner field began producing in 2019 and consists of two reservoirs: Heimdal and Maureen. Mariner’s reserves have a wide range of uncertainty given the high subsurface complexity and the early production phase of the field. The reserve revision is linked to an updated seismic interpretation and experience from production of the Maureen reservoir which led to a revised reservoir model. This revised reservoir model is further supported by results from the first well into the Heimdal reservoir, drilled in Q4 2021.

‘We are committed to working with our Mariner joint venture partners to identify opportunities to improve recovery and production. We plan to continue drilling on the field to prolong cash flow into the future,’ says Al Cook, executive vice president for Exploration and Production International.

Equinor is the operator of Mariner with 65.11% equity. The partners are JX Nippon (20%), Siccar Point (8.89%) and ONE-Dyas (6%). Mariner is located on the East Shetland Platform of the UK North Sea, approximately 150 kilometres east of Shetland and 320 kilometres north-east of Aberdeen. The Mariner field development includes a production, drilling and quarters (PDQ) platform based on a steel jacket, with oil being exported to a floating storage unit (FSU) and then transported to shore via tankers.

Contacts

Investor relations:
Peter Hutton
Senior vice president Investor Relations
+44 7881 918 792 (mobile)

Media:
Ola Morten Aanestad
Press Spokesperson, International Upstream
+47 48080212 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act